PRESS RELEASE

October 12, 2006

Alfred BOUCKAERT, CEO of the Northern & Eastern Europe Region is
appointed to the AXA Management Board

The Supervisory Board of AXA, under the chairmanship of Claude Bébéar, appointed, during its October 11, 2006 meeting, Alfred Bouckaert as member of the AXA Management Board effective immediately.

The AXA Management Board now has 6 members and who will serve for a 3-year term expiring on October 11, 2009. Its members are:

• Henri de Castries (Chairman) • Alfred Bouckaert • Claude Brunet • Christopher Condron • Denis Duverne • François Pierson

Alfred Bouckaert (60) is currently Group regional CEO for Northern & Eastern Europe. This region encompasses the Benelux countries, Germany, Switzerland and will be expanded to Poland (life insurance), the Czech Republic, Slovakia and Hungary following completion of the Winterthur acquisition.

Henri de Castries said “We are very happy to welcome Freddy Bouckaert as member of the Management Board. We have worked with him in a respectful and trustful relationship for many years. He has successfully led the turnaround of AXA in Belgium following the merger between Royale Belge and AXA Belgium; he has launched AXA Bank Belgium and has succeeded in positioning it in the top 5 of the Belgium market. More recently he has established the Northern and Eastern Europe region which will be, once the acquisition of Winterthur is completed, one of the most important regions of our Group. His professional experience and his proven leadership skills have been a substantial contribution to the Group. The Management Board will benefit of his many talents going forward”.

Alfred Bouckaert, CEO of AXA Belgium was appointed Group Regional CEO for the Northern Europe region on April 19, 2005. His responsibilities were then expanded to Northern & Eastern Europe in preparation for the acquisition of Winterthur which is expected to be completed prior to year-end 2006. Alfred Bouckaert has been a member of the Executive Committee of the AXA Group since 1999, the year he joined the AXA Group.

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This press release is available on the AXA Group web site: www.axa.com

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA’s operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,091 billion in assets under management as of June 30, 2006, and reported total revenues of Euro 41 billion and underlying earnings of Euro 2,090 million for the first half of 2006. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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